

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

November 17, 2009

Allen Hartman, Chief Executive Officer
Hartman Short Term Income Properties XX, Inc.
2909 Hillcroft, Suite 420
Houston, TX 77057

>   **Re: Hartman Short Term Income Properties XX, Inc.**
>   **Amendments No. 7 and 8 to Form S-11**
>   **Filed October 20, 2009 and October 26, 2009**
>   **File No. 333-154750**

Dear Mr. Hartman:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Policy with Respect to Leverage, page 10

1.   Please revise the disclosure in your prospectus summary to reflect the additional details of your borrowing policy as described in the second paragraph on page 88. Specifically, please disclose that your policy of limiting leverage to 50% of the value of your real property will apply only after you have ceased raising capital under this or any subsequent offering and invested substantially all of your capital. In addition, please disclose in the summary that you intend to adhere to your policy limiting total leverage to 300% of the net value of our assets, even during the offering period, consistent with the disclosure on page 88.

Management Compensation, page 69

2.   We note your response to comment 1 from our letter dated October 5, 2009; however, we continue to believe that disclosure of the amount of fees based on the maximum permissible leverage – in addition to the disclosure already provided – is appropriate. Section 10.4(e) of your charter, filed with your most recent amendment on October 26, 2009, continues to state that your maximum leverage shall not exceed 300% of your net assets. In addition, we note that footnote (5) states that the board policy of 50% maximum leverage will not apply until you have ceased raising capital under this offering or any subsequent offering. Please revise your disclosure to reflect the current maximum leverage limitation in your charter.

3.   We note the disclosure in footnote (5) that your policy limits leverage at 50% of the aggregate value of all your property and at 50% of net assets. Please note that 50% of aggregate value and net assets are actually two different figures. Please revise to reconcile these two statements.

Table I, page A-2

4.   Please revise to reinsert the acquisition cost figures for Hartman Commercial Properties REIT.

Table II, page A-3

5.   Please expand the table to include a separate column showing aggregate payments to the sponsor in the most recent three years from all other programs and indicate the number of programs involved. Refer to Instruction 1 to Table II in Industry Guide 5.

Exhibits

6.   We note that exhibit 3.1, your charter, is one long series of separate jpeg images. Please note that while it is appropriate to file electronic documents with images in them, it is not appropriate to file an entire document as an image. Refer to Rule 102(a) of Regulation S-T and Section 2.1 of Volume II of the EDGAR Filer Manual. Please re-file your charter in one of the correct document formats.

* * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Any questions regarding the accounting comments may be directed to Mark Rakip at (202) 551-3573 or Robert Telewicz, Senior Staff Accountant, at (202) 551-3438. Questions on other disclosure issues may be directed to Duc Dang at (202) 551-3386 or the undersigned at (202) 551-3785.

Sincerely,

Karen J. Garnett
Assistant Director

cc: Michael Schaff, Esq. (via fax)